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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              Date: October 1, 2001


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]             Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [_]                   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Media release


October 1, 2001


For immediate release


UBS and Credit Suisse Group provide financial backing to give Switzerland's airline industry a fresh start

The two big banks support a solution which will permit a strong and profitable national carrier to operate out of Switzerland.

Zurich / Basel - 1 October 2001 -- UBS and Credit Suisse Group together with the Boards of Directors of Swissair Group and Crossair have worked out a plan under which the restructured airline business can be continued under the aegis of Crossair.

o UBS and Credit Suisse Group will purchase 70.35% of outstanding Crossair shares from SAirLines at the closing price on 28 September 2001. The purchase consideration will amount to approximately CHF 260 million.

o The two big banks will additionally grant SAirLines a standby facility of up to CHF 250 million.

o Both the proceeds from the sale of the Crossair shares and the standby facility will be used by Swissair to maintain its airline related activities in order to sustain their value and earnings capability.

o UBS and Credit Suisse Group will provide Crossair with a maximum of CHF 500 million in additional working capital.

o The banks are prepared to underwrite a capital increase for Crossair up to a maximum of CHF 350 million. The capital increase will be conditional on the new airline company being granted the requisite operating licences.

o Under this partnership-based solution (co-lead management), UBS will contribute 51% and Credit Suisse Group 49%.

o The federal government and cantons will be invited to participate on a voluntary basis in up to 30% of Crossair's share capital.

This action will enable Crossair to integrate an important part of Swissair's European and intercontinental route network as soon as possible. The intention is, if possible, to

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transfer the strong Swissair brand to the new airline company. Both big banks stress that they view the share purchase as a financial investment and that overall responsibility for the operational management of the new entity will rest with Crossair.

Marcel Ospel, Chairman of the UBS Board of Directors, commented on the proposed measures: "We are backing a radical fresh start for Switzerland's airline industry. It is important for the Swiss public and for our economy and financial centre that a national flag carrier should provide services out of Switzerland. In the light of Swissair's situation, there is no viable alternative to the proposed way forward."

Lukas Muhlemann, Chairman and CEO of Credit Suisse Group, commented: "The Swissair Group's situation was dramatically accentuated by the events of 11 September. In the past few weeks, Credit Suisse Group has made intensive efforts to find a way forward. The present solution based on a partnership approach will enable us to sustain a national carrier with the prospect of a successful future."

The proposed solution is contingent on a number of regulatory and business requirements. The banks have stipulated the new airline company must be managed in line with best corporate governance practice.


For further information:

UBS -- Media Relations:                           01/234 85 00
UBS -- Investor Relations:                        01/234 41 00

Credit Suisse Group -- Media Relations:           01/333 88 44
Credit Suisse Group -- Investor Relations:        01/333 31 69

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UBS cautions that this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international financial markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of Swissair, Crossair or their respective customers, obligors and counterparties, and (6) the risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports with the Securities and Exchange Commission.

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        UBS AG


                                        By:  /s/  Robert Dinerstein
                                             ----------------------------------
                                             Name:  Robert Dinerstein
                                             Title  Managing Director

                                        By:  /s/  Robert Mills
                                             ----------------------------------
                                             Name:  Robert Mills
                                             Title: Managing Director

Date:  October 1, 2001